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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                 --------------------------------------------

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        FIRST COMMERCIAL BANCORP, INC.
                        ------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 Par Value
                         -----------------------------
                        (Title of Class of Securities)


                                   319900106
                             --------------------
                                (CUSIP Number)


    James F. Dierberg                         Leonard J. Essig, Esq.
 Chief Executive Officer                   Lewis, Rice & Fingersh, L.C.
    First Banks, Inc.                     500 North Broadway, Suite 2000
    135 North Meramec                       St. Louis, Missouri 63102
 Clayton, Missouri 63105                          (314) 444-7600
     (314) 854-4600

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
                     Persons Authorized to Receive Notices
                              and Communications)


                                August 7, 1995
                       ---------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_].

                                 SCHEDULE 13D
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  CUSIP NO.  319900106                                     PAGE 2 OF __ PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST BANKS, INC.
      43-117-5538
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      BK, 00 (General Corporate Funds of Reporting Person)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MISSOURI, U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (See discussion at Items 4 and 5 hereof.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (See discussion at Items 4 and 5 hereof.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      (See discussion at Items 4 and 5 hereof.)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (See discussion at Items 4 and 5 hereof.)
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      TYPE OF REPORTING PERSON
14
      HC, CO
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

                          ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the "Company Common Stock"), issued by First Commercial Bancorp, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 2450 Venture Oaks Way, Sacramento, California 95833.


                        ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by First Banks, Inc., a Missouri corporation ("First Banks"). First Banks is a registered bank and savings and loan holding company with subsidiary banks and/or savings associations located in California, Illinois, Missouri and Texas. The address of First Banks is 135 North Meramec Avenue, Clayton, Missouri 63105. The controlling shareholders of First Banks are
(i) Mary W. Dierberg and James F. Dierberg, II, trustees under the living trust of James F. Dierberg, II, dated July 24, 1989, (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989, (iii) Mary W. Dierberg and Ellen C. Dierberg, trustees under the living trust of Ellen C. Dierberg, dated July 17, 1992, and (iv) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985. Mr. James F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg, II, Michael James Dierberg and Miss Ellen C. Dierberg are their children (the "Dierberg Family").

     The directors and executive officers of First Banks and their positions with First Banks are as follows:

     James F. Dierberg     Chairman of the Board of Directors, President and
                           Chief Executive Officer

     Allen H. Blake        Senior Vice President, Chief Financial Officer,
                           Secretary and Director

     John A. Schreiber     Senior Vice President,
                           Chief Lending Officer

     Thomas A. Bangert     Vice President, Senior Operations Officer

     Laurence J. Brost     Vice President, Controller

     Mark T. Turkcan       Senior Vice President, Retail and Mortgage Banking

     Donald W. Williams    Senior Vice President, Chief Credit Officer

     Stan Faries           Vice President and Asset/Liability Manager

     Donald Gunn, Jr.      Director

     George Markos         Director

     The information required by this Item 2 with respect to First Banks, the Dierberg Family and each of the above-named persons is attached to this Amendment No. 1 to Schedule 13D as Exhibits 2A through 2O, and is incorporated herein by this reference. The information disclosed in Exhibits 2A through 2O is included pursuant to General Instruction C to Schedule 13D.


           ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Company Common Stock will be $10.0 million; $6.0 million of such funds were borrowed by First Banks under its Secured Credit Agreement, dated as of July 14, 1995, with the Boatmen's National Bank of St. Louis, St. Louis, Missouri ("Boatmen's"); Harris Trust and Savings Bank, Chicago, Illinois; American National Bank and Trust Company of Chicago, Chicago, Illinois; The Frost National Bank, San Antonio, Texas and Norwest Bank Minnesota, Minneapolis, Minnesota. This agreement provides a term loan of $40.0 million and line of credit of up to $50.0 million for acquisitions and other corporate requirements of First Banks and is collateralized by the stock of all of First Banks' wholly owned subsidiary financial institutions and second tier holding companies. The term loan requires quarterly principal payments of $1.0 million, and matures on July 31, 2000. The revolving line of credit is renewable annually. Funds are borrowed at the corporate base lending rate of Boatmen's, as the agent bank, or, at the option of First Banks, at the London Inter-Bank Offered Rate plus 1.50% for the term loan or 1.25% for the revolving loan, for one, two or three month periods. First Banks obtained the balance of the funds used to purchase the Company Common Stock from its general corporate funds.


                        ITEM 4.  PURPOSE OF TRANSACTION

     On August 7, 1995, First Banks, Mr. Dierberg, the Company and First Commercial Bank, a California bank wholly owned by the Company (the "Bank"), entered into an Amended and Restated Stock Purchase Agreement (the
"Agreement"), a copy of which is attached hereto as Exhibit 4(a), whereby First Banks will acquire $3.5 million of newly-issued common stock ("Bank Common") and $1.5 million currently outstanding non-voting preferred stock ("Bank Preferred") of Bank held by Mr. Dierberg. The Agreement amends and restates a Standby Stock Purchase Agreement (the "Standby Agreement") entered into by the parties to the Agreement as of June 30, 1995. The following discussion of the Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Agreement.

     First Banks' purchase of the $3.5 million of Bank Common will be made at the book value per share of the Bank Common at the time of such purchase, which is estimated by First Banks to be approximately $4.27, and will be financed using funds currently in escrow with The First National Bank of Boston (the "Escrow Agent") pursuant to an Escrow Agreement (the "Escrow Agreement") by and among First Banks, the Company and the Escrow Agent that was entered into pursuant to the Standby Agreement. Upon execution of the Agreement, the Company and First Banks will transfer $3.5 million from the existing escrow funds into a repurchase agreement at the Bank, with the proceeds of the repurchase agreement to be used to purchase the Bank Common upon receipt of required regulatory approvals. Under the terms of the Standby Agreement and the Escrow Agreement, First Banks placed $8.5 million in escrow with the Escrow Agent. Funds for First Banks' purchase of the Bank Preferred from Mr. Dierberg will be financed through internal sources.

     The Bank Common acquired by First Banks will be subject to a proxy agreement between First Banks and the Company pursuant to which First Banks would not exercise voting rights associated with the Bank Common pending approval of the proposed transactions by the Company's shareholders at a special meeting of such shareholders called for the purpose of considering the proposed transaction (unless the Company's Board of Directors determines not to present the Agreement for shareholder approval) and also for the purpose of seeking shareholder approval of amendments to the Company's Certificate of Incorporation to effect a reverse stock split, increase the number of authorized shares of the Company and/or such other proposals determined necessary to effect the proposed transactions (the "Special Meeting"). The proxy would terminate, and First Banks would be able to exercise voting rights, if the Company's shareholders do not approve the proposed transaction, if the Company's Board determines not to present the Agreement for shareholder approval and under certain other circumstances.

     Upon receipt of approval of the proposed transaction by the Company's shareholders (or a determination by the Company's Board not to present the Agreement for shareholder approval), the following transactions will occur:

     (1) All of the Bank Common and Bank Preferred held by First Banks will be exchanged for a total of 50,000,000 shares of Company Common Stock.

     (2) First Banks will purchase from the Company a $5.0 million senior debenture (the "Debenture"), which will be secured by all of the outstanding common stock of the Bank held by the Company. Interest on the Debenture will accrue at a rate of 12.0% annually, but will not be paid in cash except in compliance with all applicable regulatory requirements. The principal of the Debenture and any accrued but unpaid interest thereon may be converted into Company Common Stock at any time during the five years after the earlier of the Special Meeting or December 31, 1995, at First Banks' election, at the conversion price of $0.10 per share. If First Banks has not elected to convert the remaining principal and any accrued interest on the Debenture prior to the maturity date of the Debenture, the same will automatically convert to Company Common Stock at a conversion price of $0.10 per shares on such maturity date. First Banks will finance the purchase of the Debenture using the remaining $5.0 million currently held in escrow with the Escrow Agent pursuant to the Standby Agreement and the Escrow Agreement.

     The Company must contribute to the Bank $4,750,000 of the proceeds of the Debenture and may retain the remaining $250,000 for payment of expenses.

     The Special Meeting must be held by the Company as soon as practicably possible but in no event later than December 31, 1995, unless the parties to the Agreement agree to a reasonable extension of such date. If the Company's Board of Directors does not present the Agreement for the approval of the Company's shareholders, the parties (subject to the receipt of required regulatory approvals) will immediately commence the exchange of shares and the purchase of the Debenture. If shareholders disapprove the proposed transaction, First Banks will have the right to purchase an additional $5.0 million of Bank Common (at a price per share equal to the then-current book value per share of the Bank Common). This purchase will be financed through the remaining $5.0 million in escrow with the Escrow Agent.

     If the stockholders approve the Agreement, the Company will issue certain special asset appreciation rights (the "Appreciation Rights") to stockholders of the Company of record for the Special Meeting. The Appreciation Rights will permit such stockholders to receive a certain number of shares of the Company Common Stock (the "Rights Shares"), without payment of any consideration or, at the sole election of the Company, such stockholders may receive cash in accordance with the provisions of the Agreement. Shareholders of the Company will receive Rights Shares only under the circumstances set forth in the Agreement.

     The Company will commence (anticipated to be as soon as practicable after the Special Meeting and in any event on or before June 30, 1996) an offering (the "Offering") of up to $5.0 million of Company Common Stock to shareholders of the Company and to the public. The public offering part of the Offering will not exceed $1.0 million of the $5.0 million offered in the Offering. The price per share of the Company Common Stock issued in the Offering will be the same price as that paid by First Banks.

     Finally, if the Bank's tangible capital ratio at October 31, 1995 is not equal to or greater than 6.5% and or if the Offering has not been concluded prior to December 31, 1995 and the Bank's tangible capital ratio at December 31, 1995 is not equal to or greater than 7%, then First Banks will have the option, upon receipt of all necessary regulatory approvals, to contribute to the Company immediately prior to October 31, 1995 or December 31, 1995, in exchange for the issuance of shares of Company Common Stock, such dollar amount as will increase the Bank's tangible capital ratio to 6.5% or 7%, or more, respectively. The Company will downstream such funds to the Bank. The purchase price of the Company Common Stock will be the greater of the book value per share of the Company Common Stock as of the business day immediately preceding October 31, 1995 or December 31, 1995, respectively, or $0.10 per share. If the Company is conducting the Offering at that time, First Banks will contribute such funds to the Bank in exchange for the issuance of shares of Bank Common, which will be convertible into Company Common Stock at the earlier of the conclusion of the Offering or June 30, 1996 at a rate of $0.10 per share.

                            *          *          *

     The shares of Company Common Stock that would be acquired by First Banks pursuant to the Agreement and the transactions contemplated thereby would be held with a view toward exercising a controlling influence over the Company and the Bank. Upon completion of the transactions contemplated by the Agreement, First Banks may acquire additional shares of Company Common Stock or other securities and also may cause the merger or consolidation of the Company with other entities controlled, directly or indirectly, by Mr. Dierberg and/or First Banks.


                 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a-b) Upon completion of its purchase of shares of Company Common Stock in exchange for the Bank Common and Bank Preferred, First

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Banks will beneficially own 50,000,000 shares (91.4%) of Company Common Stock.
This ownership interest would increase upon conversion of the Debenture and would decrease upon the issuance of additional shares of Company Common Stock in the Offering and pursuant to the Appreciation Rights, unless, as discussed above and as provided in the Agreement, such stockholders of the Company receive cash in lieu of such Rights.

     (c) All transactions in the shares of Company Common Stock effected by First Banks during the past sixty (60) days are described in the responses to Items 4 and 5(a-b), above.

     (d-e)  Not Applicable.


              ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                                     ISSUER

     See discussion at Item 4 above.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibits 2A - 2O  -    Information Required by Item 2

     Exhibit 4(a)      -    Amended and Restated Stock Purchase Agreement

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               FIRST BANKS, INC.



                               By:  /s/ Allen H. Blake
                                   ------------------------------------

                               Name:  Allen H. Blake
                                     ----------------------------------

                               Title:  Senior Vice President
                                      ---------------------------------

Date:  August 15, 1995

                                 Exhibit Index
                                 -------------


Exhibit No.                                                     Page No.
----------                                                      -------

Exhibit 2A

Exhibit 2B

Exhibit 2C

Exhibit 2D

Exhibit 2E

Exhibit 2F

Exhibit 2G

Exhibit 2H

Exhibit 2I

Exhibit 2J

Exhibit 2K

Exhibit 2L

Exhibit 2M

Exhibit 2N

Exhibit 2O

Exhibit 4(a)